Exhibit (4)(ii)

Individual Single Premium Deferred Index-Linked Annuity Contract

Contract Issued By:

FORETHOUGHT LIFE INSURANCE COMPANY

[Indianapolis, IN]

Annuity Service Center: [123 Town Square PL, PMB 711, Jersey City, NJ 07310]

[1-866-123-4567]

[www.globalatlantic.com]

In this Contract, "You" or "Your" will refer to the Owner and "We," "Our," "Us" or the “Company” will refer to Forethought Life Insurance Company.

We will pay the first of a series of Annuity Payments to the Owner as of the Annuity Commencement Date, if You are living. The manner in which the dollar amount of Annuity Payments is determined is described in this Contract.

This Contract is issued in consideration of the payment of the Premium Payment. The Contract Data Page on Page 3 and the conditions and provisions on this and the following pages are part of the Contract.

RIGHT TO EXAMINE AND RETURN THIS CONTRACT

We want You to be satisfied with the Contract You have purchased. We urge You to closely examine its provisions. If for any reason You are not satisfied, You may cancel the Contract by returning it within 10 days after You receive it if this is not a replacement contract or 30 days, if this is a replacement contract. A written request for cancellation must accompany the Contract. Mail or deliver the Contract and written request to Us at the Annuity Service Center address shown on the Contract Data Page or to the agent from whom it was purchased. If You return the Contract by mail, it will be deemed returned on being postmarked, properly addressed and postage prepaid. In such an event, we will pay You the Contract Value plus any applicable Rider Charges deducted from premiums or imposed under the Contract.

Signed for the Company.

[Secretary]	[President]

INDIVIDUAL SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY CONTRACT

If applicable, a Market Value Adjustment may be applied on withdrawals which could increase or decrease Withdrawal Charges

This Contract contains a Bailout benefit

Refer to the Contract Data Page for the applicable rider(s)

NONPARTICIPATING

THIS CONTRACT HAS AN ANNUITY BENEFIT PAYABLE ON THE ANNUITY COMMENCEMENT DATE. A DEATH BENEFIT IS PAYABLE IN THE EVENT OF THE OWNER'S DEATH PRIOR TO THE ANNUITY COMMENCEMENT DATE. WHILE CONTRACT VALUES MAY BE AFFECTED BY AN EXTERNAL INDEX OR INDICES, THE CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY STOCK OR EQUITY INVESTMENT. THE CONTRACT CONTAINS A FIXED STRATEGY AND AN INDEXED STRATEGY. THE CONTRACT VALUE MAY INCREASE OR DECREASE BASED ON THE CALCULATIONS DESCRIBED IN THE INDEXED OR FIXED STRATEGY(IES) YOU HAVE SELECTED.

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TABLE OF CONTENTS

Page

Annuity Provisions	13

Annuity Tables	15

Contract Control Provisions	8

Contract Data Page	3

Death Benefit Provisions	11

Definition of Certain Terms	3

General Provisions	9

Premium Payment Provisions	5

Contract Value Provisions	5

Withdrawal Provisions	10

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DEFINITION OF CERTAIN TERMS

Accumulation Period – The period beginning on the Issue Date and ending on the Annuity Commencement Date.

Annuitant – The person upon whose life the Annuity Payments may be based. The Annuitant may not be changed at any time if the Owner is a non-natural person. The Annuitant may not be changed after the Annuity Commencement Date.

Annuity Calculation Date - The date on which the first Annuity Payment will be calculated.

Annuity Commencement Date – The date on which Annuity Payments begin as described under Annuity Provisions in this Contract.

Annuity Payments – The payments made to the Owner after the Annuity Commencement Date under the Annuity Option elected.

Annuity Payment Frequency - The frequencies at which Annuity Payments may be made. The frequencies are monthly, quarterly, semi-annually, and annually, subject to availability.

Annuity Period – The period starting on the Annuity Commencement Date during which Annuity Payments are payable.

Annuity Service Center – All correspondence concerning this Contract should be sent to Our Annuity Service Center shown on the Contract Data Page.

Attained Age – The age of any Owner or Annuitant on his or her last birthday.

Beneficiary – The person You name to receive a Death Benefit payable under this Contract.

Contract Anniversary – An anniversary of the Issue Date.

Contract Maturity Date – The later of (i) the tenth Contract Anniversary, or (ii) the Contract Anniversary immediately following the oldest Owner’s 95th birthday; or, in the case of a non-natural Owner, the Contract Anniversary immediately following the Annuitant’s 95th birthday.

Contract Value – The sum of the Strategy Contract Values and the One-Year Fixed Strategy Value on any day prior to the application of any applicable Withdrawal Charge, Rider Charges and applicable Premium Taxes.

Contract Year – A period of 12 months starting on the Issue Date or each Contract Anniversary thereafter.

Commuted Value - The present value of any annuity payout due and payable during guaranteed Annuity Payments. This amount is calculated using the applicable discount rate determined by us for applicable fixed dollar amount Annuity Payments.

Death Benefit – The amount that We will pay upon the death of the Owner or the Annuitant, as applicable. If there are joint Owners, the Death Benefit will pay upon the first death of an Owner.

Due Proof of Death – A certified copy of a death certificate, an order of a court of competent jurisdiction, or any other proof acceptable to Us.

Free Withdrawal Amount – During the Withdrawal Charge Period, the amount that can be withdrawn in the Contract Years indicated on the Contract Data Page without incurring a Withdrawal Charge.

General Account – The account that holds all of the Company’s assets other than assets allocated to the Separate Account and other separate accounts established by the Company.

Good Order - A request is in Good Order if it includes all information We require to process the request. Good Order also includes submitting the information on the correct form(s) or any other method acceptable to Us with any required certification, guarantees or signatures to Our Annuity Service Center.

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Guaranteed Payment Period – The period of time during which Annuity Payments are certain and guaranteed.

Internal Revenue Code (IRC) or the Code – The United States Internal Revenue Code of 1986, as amended.

Issue Age – The age as of the last birthday of the oldest Owner on the Issue Date, or Annuitant, as applicable.

Issue Date – The date as of which the Contract is established for You by Us. The Issue Date is shown on the Contract Data Page.

Joint Annuitant – Upon annuitization, a person other than the Annuitant on whose continuation of life Annuity Payments may be made. A Joint Annuitant is not permitted for tax qualified plans or if the Owner is a non-natural person. The Joint Annuitant has no rights under the Contract prior to the Annuity Commencement Date. The Joint Annuitant may not be changed after the Annuity Commencement Date. If an individual Owner is changed to a non-natural Owner, We will deem a previously designated Joint Annuitant void under the Contract.

One-Year Fixed Strategy Value -The amount of Contract Value allocated to the One-Year Fixed Strategy at any given time.

Owner – The owner(s) or holder of this Contract.

Premium Payment – Any amount paid to Us under this Contract as consideration for the benefits it provides, less any applicable taxes We deduct upon receipt of a premium.

Premium Tax - The amount of tax, if any, charged by a Federal, state or other governmental entity on Premium Payments or Contract Values. If this Contract is subject to a Premium Tax, We may deduct the tax at the time We pay the tax, or when the Contract is terminated or paid as a Death Benefit or on the Annuity Commencement Date. If we deduct the tax after Your Premium Payments have been applied to the strategies, the tax will be deducted from the strategies on a pro rata basis.

Reallocation Period -You may request a reallocation for a period of 30 days prior to the end of the Strategy Term and the request must be received at least 2 Valuation Days prior to the end of the Strategy Term. The reallocation will be effective on the Contract Anniversary.

Rider – An additional provision of this Contract, describing additional rights, benefits, privileges, charges or restrictions. Certain Riders may be elected by You; other Riders may be included with every Contract We issue.

Rider Charge – Riders attached to this Contract may have a Rider Charge. If there is a Rider Charge, it will be described in a Rider Charges section of that Rider. The Rider Charges section will indicate the amount and timing of the charge and the manner in which the charge will be allocated among Strategies.

Separate Account - A segregated account that we establish to hold reserves for our guarantees under the Contract and other general obligations. As Owner of the Contract, you do not participate in the performance of assets held in the Separate Account and do not have any claim on them. The Separate Account is not registered under the Investment Company Act of 1940.

Strategy – Any of the crediting Strategies available under the Contract. You elect the Strategy(ies) to which the Premium Payment is allocated or a Reallocation is made, subject to the terms of this Contract and any applicable Riders. We reserve the right to make available additional Strategies as approved by the Insurance Department of the state in which the Contract is issued. We may cease to offer a specific Strategy or cease to accept Reallocations to a specific Strategy at any time. However, the One-Year Fixed Strategy and at least one Indexed Strategy will be available at all times. Any new Reallocations accepted are subject to the terms and conditions in existence for any Strategy(ies) available at that time. The Strategies You have elected at issue are shown on the applicable Rider Data Page.

Strategy Contract Value – Each Indexed Strategy to which you allocate Contract Value will have a separate Strategy Contract Value. On the first day of a Strategy Term, the Strategy Contract Value equals the Indexed Strategy Base. On each other day between the first day and the end of the Strategy Term, the Strategy Contract Value equals the Strategy Interim Value. On a Contract Anniversary at the end of the Strategy Term, the Strategy Contract Value equals the Indexed Strategy Base multiplied by 1 plus the Index Credit.

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Strategy Term – The period over which performance of an Index is measured to determine Index Return, or, for the One-Year Fixed Strategy, the period over which interest is credited at a specified declared rate. The Strategy Term for each Strategy You have elected is shown on the applicable Rider Data Page. The first Strategy Term begins on the Issue Date.

Surrender Value – The greater of (i) the Contract Value less any applicable Withdrawal Charges, Rider Charges and applicable Premium Taxes; or (ii) the Minimum Nonforfeiture Amount.

Reallocation – The transfer of Contract Value from one or more Strategy(ies) to any other Strategy(ies).

Valuation Day - Every day the New York Exchange is open for regular trading. The value of an Indexed Strategy is determined at the close of the New York Stock Exchange (generally 4:00 pm Eastern Time) on such days.

We, Us, Our – The company referred to on the first page of this Contract.

Withdrawal Amount – The full amount We deduct from Your Contract Value to provide Your Withdrawal Proceeds, taking into consideration any Free Withdrawal Amount available and any Withdrawal Charge.

Withdrawal Charge – A charge assessed on withdrawals within a Contract Year that exceed the Free Withdrawal Amount. See the Withdrawal Charge section of this Contract.

Withdrawal Charge Period - The period shown on the Contract Data Page during which Withdrawal Charges may be assessed against Withdrawal Amounts.

Withdrawal Proceeds – The amount payable to You when You take a withdrawal, after taking into consideration any Withdrawal Charge.

Written Request - A request in writing or other method (such as via telephone or electronic transmission) acceptable to Us, received at Our Annuity Service Center.

You, Your – The Owner(s).

PREMIUM PAYMENT PROVISIONS

Premium Payment

The amount of Premium Payment is shown on the Contract Data Page. No additional Premium Payments may be made to the Contract at any time. If any check presented as payment of any part of a premium is not honored, the Contract will be void.

Allocation of Premium Payment

The Allocated Premium Payment for each Strategy is that portion of the Premium Payment allocated in accordance with Your selection effective as of the Issue Date. The Allocated Premium Payment is subject to the allocation requirements set forth in Electing Strategies.

CONTRACT VALUE PROVISIONS

Contract Value

Your Contract Value is the sum of Your Strategy Contract Values and the One-Year Fixed Strategy Value at any given time.

Electing Strategies

You elect the Strategies to which Your Premium Payment is allocated among those offered by Us and described in the Contract and applicable Riders. Allocations to any Strategy must be in whole percentages and must not be less than the Minimum Allocation to any Strategy shown on the Contract Data Page. The provisions applicable to Strategies You have elected are contained in the Strategy Riders attached to and made a part of this Contract.

Each available Strategy is established under a Strategy Rider. After the Company has established a Strategy, values may be allocated to the Strategy in accordance with the provisions of this Contract and the applicable Rider. The Rider shall establish the method by which interest is credited to the One-Year Fixed Strategy and/or Index Credit is credited to

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the Strategy Contract Value associated with the applicable Strategy.

Reallocations are subject to the terms and conditions in existence for any Strategy(ies) available at that time. Following a reallocation to any Strategy the allocation to such Strategy must not be less than the Minimum Allocation to any Strategy shown on the Contract Data Page. You will receive confirmation of Your reallocation from Us.

Minimum Nonforfeiture Amount

The Minimum Nonforfeiture Amount is calculated as the sum of the Fixed Strategy Minimum Nonforfeiture Amount (Fixed MNA) and the Indexed Strategies Minimum Nonforfeiture Amount (Total Indexed MNA) as defined below. The Fixed MNA is the portion of the Minimum Nonforfeiture Amount that corresponds to the One-Year Fixed Strategy Value. The Total Indexed MNA is the portion of the Minimum Nonforfeiture Amount that corresponds to the Strategy Contract Values.

Fixed MNA

The Fixed MNA is an accumulation at the Fixed Strategy Nonforfeiture Rate of the Premium Payment multiplied by the Minimum Nonforfeiture Amount Premium Factor, less prior Withdrawal Proceeds, less Advisory Fee Withdrawals, if applicable. The Minimum Nonforfeiture Amount Premium Factor and the Nonforfeiture Rate are shown on the Contract Data Page. The Minimum Nonforfeiture Amount will never be less than zero.

The Fixed MNA is calculated as follows:

1.	On the Issue Date the Fixed MNA equals the Allocated Premium Payment of the Fixed Strategy multiplied by the Minimum Nonforfeiture Amount Premium Factor.
2.	On any day thereafter, the Fixed MNA equals:
a.	the Fixed MNA on the previous day; plus
b.	the amount of transfers to the Fixed MNA from the Total Indexed MNA since the previous day; less
c.	the amount of transfers from the Fixed MNA to the Total Indexed MNA since the previous day; less
d.	Withdrawal Proceeds including Advisory Fee Withdrawals, if applicable, that are attributable to the Fixed MNA since the previous day; plus
e.	interest credited at the Nonforfeiture Rate for the Fixed Strategy.

Total Indexed MNA

On a day in which a Reallocation occurs, the Total Indexed MNA is calculated as A plus B minus C, where:

A is the Total Indexed MNA immediately prior to the Reallocation.

B is the amount of transfers from the Fixed MNA to the Total Indexed MNA.

C is the amount of transfers to the Fixed MNA from the Total Indexed MNA.

On any other day, the Total Indexed MNA is equal to the sum of each Indexed MNA. Each Indexed Strategy will have its own Indexed MNA.

The Indexed MNA for each Indexed Strategy is calculated as follows:

On the first day of each Strategy Term, the Indexed MNA equals the Indexed MNA Base.

On each other day between the first day and the end of the Strategy Term, the Indexed MNA equals the Indexed MNA Interim Value.

On the Contract Anniversary at the end of the Strategy Term, the Indexed MNA is calculated as A multiplied by B, where:

A is the Indexed MNA Base.

B is 1 plus the Index Credit applied to the Indexed Strategy.

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Indexed MNA Base is the basis for the calculation of the Indexed MNA at the end of the Strategy Term and the Indexed MNA Interim Value.

On the Issue Date, the Indexed MNA Base is equal to the Allocated Premium Payment to the Indexed Strategy multiplied by the Minimum Nonforfeiture Amount Premium Factor shown on the Contract Data Page.

At the start of each Strategy Term following the Issue Date, Indexed MNA Base is calculated as A multiplied by B divided by C, where:

A is the amount of Total Indexed MNA, following any reallocation of Contract Value, that is available for reallocation on that date.

B is the Strategy Contract Value for the Indexed Strategy.

C is the sum of the Strategy Contract Values for all Indexed Strategies with a Strategy Term beginning on that date.

On any day in which a withdrawal is taken, the Indexed MNA Base is set equal to the Indexed MNA Base immediately before the withdrawal multiplied by A and divided by B, where:

A is the Indexed MNA Interim Value immediately after the withdrawal.

B is the Indexed MNA Interim Value immediately before the withdrawal.

On any other day, the Indexed MNA Base is equal to the Indexed MNA Base as of the prior day.

Indexed MNA Interim Value is the daily Minimum Nonforfeiture Amount backing the Contract Value allocated to the Indexed Strategies when surrenders, withdrawals, annuitizations and deaths occur.

On the first day of the Strategy Term, the Indexed MNA Interim Value is equal to the Indexed MNA Base as described above. This is equivalent to the sum of A plus B, written as A+B , where:

A is the Indexed MNA Derivative Asset Proxy on the first day of the Strategy Term, calculated as C multiplied by D, written as C x D , where:

C is the Indexed MNA Base.

D is the market value of options as of the Starting Index Date.

B is the Indexed MNA Fixed Income Asset Proxy on the first day of the Strategy Term, calculated as C multiplied by (1 – D), written as C x (1-D) , where:

C is the Indexed MNA Base.

D is the market value of options as of the Starting Index Date.

On any Valuation Day except for the first day of the Strategy Term, the Indexed MNA Interim Value is calculated as the sum of E and F, written as E + F, where:

E is the Indexed MNA Derivative Asset Proxy on the Valuation Day, equal to C multiplied by G, written as C x G where:

C is the Indexed MNA Base.

G is the market value of options as of the preceding Valuation Day.

F is the Indexed MNA Fixed Income Asset Proxy on the Valuation Day, calculated as C multiplied by (1 minus D) multiplied by (1 + H)^J, written as C x (1- D) x (1+H)J

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C is the Indexed MNA Base.

D is the market value of options as of the Starting Index Date.

H is the Daily Fixed Income Asset Proxy Interest Rate.

J is the number of days elapsed in the Strategy Term.

The Indexed MNA Derivative Asset Proxy is a component of the Indexed MNA Interim Value formula. It reflects Our valuation of a hypothetical portfolio of derivative instruments that replicates the derivative assets We hold to support an Indexed Strategy.

The Indexed MNA Fixed Income Asset Proxy is a component of the Indexed MNA Interim Value formula. It reflects Our valuation of a hypothetical portfolio of fixed income instruments that replicates the fixed income assets We hold to support an Indexed Strategy.

We determine the methodology used to value the options contracts, which may result in values that may vary higher or lower from other valuation estimates or from the actual selling price of identical options contract. Such variances may differ from Indexed Strategy to Indexed Strategy and from day to day. The Indexed MNA Derivative Asset Proxy uses a fair value methodology to value replicating the portfolio of options that support this product. For each strategy, methods for valuing derivatives are based on market consistent inputs, such as from third party vendors.

Withdrawal Proceeds are attributed to the Fixed MNA and Indexed MNA in the proportion that each bears to the total Minimum Nonforfeiture Amount.

On a day that a Reallocation from the One-Year Fixed Strategy to the Indexed Strategies occurs, the amount of the comparable transfer from the Fixed MNA to the Total Indexed MNA is the amount that reduces the Fixed MNA in the same proportion that the total of the One-Year Fixed Strategy Values are reduced. Similarly, on a day that a Reallocation from the Indexed Strategies to the One-Year Fixed Strategy occurs, the amount of the comparable transfer from the Total Indexed MNA to the Fixed MNA is the amount that reduces the Total Indexed MNA in the same proportion that the Strategy Contract Values are reduced. Reallocations between Indexed Strategies do not result in amounts being transferred from the Fixed MNA or Indexed MNA.

CONTRACT CONTROL PROVISIONS

Annuitant, Owner

The designations of Owner and Annuitant will remain in effect until You change them. The designation of the Annuitant may be changed at any time prior to the Annuity Commencement Date by Written Request; however, the Annuitant may not be changed in a Contract which is owned by a non-natural person.

You may change the Owner at any time by Written Request, subject to Our underwriting rules in effect at the time of the request. We also reserve the right to restrict an ownership change in order to satisfy any applicable law or regulation. A change of Owner will automatically revoke any prior designation of Owner. Except as otherwise elected or required by law, a change of Owner will not change a designation of an Annuitant or Beneficiary or an Annuity Option election.

Unless otherwise specified by You, the change will become effective as of the date the Written Request is signed by You, subject to any payments We make or actions We take prior to receipt of this Written Request. A new designation of Owner will not apply to any payment made or action taken by Us prior to the time the new designation is recorded at Our Annuity Service Center.

Ownership

You have the sole power to exercise all the rights, options and privileges granted by the Contract or permitted by Us and to agree with Us to any change in or amendment to the Contract. Your rights will be subject to the rights of any assignee of record with Us and of any irrevocably designated Beneficiary. Only two Owners are allowed per Contract.  In the case of joint Owners, each Owner alone may exercise all rights, options and privileges except with respect to the surrender, a withdrawal, selection of an Annuity Option, change of Beneficiary, change of ownership and assignment.

Beneficiary

The designated Beneficiary will remain in effect until You change it. The designated Beneficiary may be changed by Written Request. If the designated Beneficiary has been designated irrevocably, the designation cannot be changed or

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revoked without such Beneficiary’s written consent. Upon receipt of the Written Request and consent, if required by Us, the new designation will take effect as of the date the Written Request is signed by You, unless otherwise specified by You, whether or not the Owner is alive at the time of receipt. Any payments made or other action taken by Us before the receipt of the Written Request will not be subject to the requested change.

Subject to any tax qualification requirements under the Internal Revenue Code, Our then policies and procedures, and subject to the paragraph entitled “Distribution Requirements,” of this Contract, a Beneficiary may designate another individual or entity to receive, upon the death of the Beneficiary, any remaining interest of the Beneficiary in the Contract.

Assignment

To the extent allowed by state law, We reserve the right to refuse Our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation, including a transfer of ownership, which is an absolute assignment. You may request to assign or transfer Your rights under the Contract by sending us a signed and dated request. We will not be bound by an assignment until We acknowledge it. If You assign Your benefits, the Death Benefit amount may be adjusted.

Unless you specify otherwise, an assignment or transfer is effective as of the date You signed the notice of change. However, We are not responsible for any legitimate actions (including payments) that We take under the Contract prior to receiving the notice. We are not responsible for the validity of any assignment or transfer. To the extent allowed by law, payments under the Contract are not subject to legal process for the claims of creditors.

GENERAL PROVISIONS

The Contract

This Contract and the endorsements or riders, if any, constitute the entire Contract.

Contract Modification

This Contract may be modified by Us to maintain compliance with applicable state and Federal laws. This Contract may be changed only in writing signed by our President or Secretary.

Minimum Value Statement

Any Surrender Values, Death Benefits or settlement provisions available under this Contract equal or exceed those required by the state in which the Contract is delivered.

Nonparticipating

This Contract is nonparticipating. This Contract does not share in Our surplus or profits.

Misstatement of Age and Gender

If the age and/or gender of any Annuitant have been misstated, the amount of the Annuity Payment(s) payable by Us will be adjusted based on the correct information. Any overpayments/underpayments by Us on account of misstatement of age or gender shall with interest at 1% be charged/credited against the current or next succeeding payments made by Us.

If the age of the Annuitant or Owner has been misstated, the amount of any Death Benefit payable will be determined based upon the correct age of the Annuitant or Owner.

Incontestability

We will not contest the validity of this Contract at any time following the Issue Date.

Protection of Proceeds

No Beneficiary may encumber, alienate or assign any payments under this Contract before they are due. To the extent permitted by law, no payments will be subject to the debts, contracts or engagements of any payee or to any judicial process to levy upon or attach the same.

Reports to the Owner

At least once each calendar year, We will furnish You with a report, without any charge to you, showing the Contract Value, the amounts allocated to the applicable Strategies, and any other information as may be required by law. The report will show current information as of a date no more than 4 months prior to the date of mailing. Additional reports

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will be available to You on request at a maximum charge of $20.00 per report. We will send You confirmations of certain transactions. Reports and confirmations will be sent to Your last known address.

Evidence of Survival

We may require satisfactory evidence of the continued survival of any person(s) on whose life Annuity Payments are based. We reserve the right to discontinue Annuity Payments until satisfactory proof of continued survival is received by Us.

Deferral of Payments

We may be required to suspend or delay the payment of Death Benefits and withdrawals, the calculation of Annuity Payments, Performance Lock requests, and reallocations under this Contract when We cannot calculate a Strategy Contract Value under any of the following circumstances:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	the closing value of an Index is not published;
•	trading on the New York Stock Exchange is restricted;
•	if any value, not limited to the Index Value, is unavailable for the calculation of the Strategy Interim Value;
•	the calculation of the Strategy Interim Value is not reasonably practical due to an emergency; or during any other period when a regulator, by order, so permits.

If a value for an Index cannot be obtained on any day due to any of these circumstances, We will use the value of the Index as of the last Valuation Day the value is available.  If the beginning day of a Strategy Term falls on a Valuation Day for which We cannot obtain a value for an Index, the beginning day of the Strategy Term will use the Index Value as of the last Valuation Day.

We reserve the right to defer payments for any Withdrawal Amount for a period not exceeding six (6) months except to pay premiums on any policy in force with Us. Subject to state requirements, interest will be credited during such deferral period.

Tax Qualification

This Contract is intended to qualify as an annuity contract for Federal income tax purposes. To that end, the provisions of this Contract are to be interpreted to ensure and maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend this Contract to conform to any changes in the tax qualification requirements under the applicable provisions of the Internal Revenue Code.

WITHDRAWAL PROVISIONS

Full Surrenders and Partial Withdrawals

You have the right to withdraw part or all of Your Contract Value at any time prior to the Annuity Commencement Date. The most that may be withdrawn at any time prior to the Annuity Commencement Date is the Surrender Value.

Any Withdrawal Amount that is not taken as part of a Systematic Withdrawal plan, must be at least the Minimum Withdrawal Amount shown on the Contract Data Page. Any Withdrawal Amount that is taken as part of a Systematic Withdrawal plan must be at least the Minimum Systematic Withdrawal Amount also shown on the Contract Data Page.

If the withdrawal reduces the Contract Value below the amount of the Minimum Contract Value as shown on the Contract Data Page, We may terminate the Contract and pay you the Surrender Value. If You elect to withdraw all of Your Contract Value, You will not receive less than the Minimum Nonforfeiture Amount.

Amounts withdrawn prior to the end of the Withdrawal Charge Period may be subject to a Withdrawal Charge. Any Withdrawal Charge will be deducted from the remaining Contract Value. If the remaining Contract Value is less than the Withdrawal Charge, then the Withdrawal Charge will be deducted from the Withdrawal Proceeds and the withdrawal request will be treated as a full surrender.

On any withdrawal, the Withdrawal Amount will be deducted from each Strategy Contract Value and the One-Year Fixed Strategy Value in the same proportion that each Strategy Contract Value and the One-Year Fixed Strategy Value bears to the total Contract Value immediately before that withdrawal. Any applicable Withdrawal Charge will be applied among

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Strategies in the same proportions that apply to the Withdrawal Amount.

Withdrawal Charge

Cumulative withdrawals in any Contract Year that exceed the Free Withdrawal Amount will be assessed a Withdrawal Charge. The Withdrawal Charge is equal to A multiplied by B, where:

A is the Withdrawal Amount minus the Free Withdrawal Amount available and still unused for that Contract Year; and

B is any applicable Withdrawal Charge Percentage shown on the Contract Data Page.

The Withdrawal Charge Percentage will be reset to 0% for payments of Death Benefits on death of an Owner (or death of an Annuitant if Owner is a non-natural person).

Free Withdrawal Amount

Prior to the Annuity Commencement Date, You may annually withdraw a portion of the Contract Value that is free of Withdrawal Charges for each Contract Year shown on the Contract Data Page. The Free Withdrawal Amount available in each Contract Year is shown on the Contract Data Page.

Systematic Withdrawals

At any time prior to the Annuity Commencement Date, You may ask, in a form acceptable to Us, to begin a Systematic Withdrawal plan to make withdrawals from the Contract Value on a regular basis. This program of Systematic Withdrawals may continue until terminated by You or until the Contract terminates. The Minimum Systematic Withdrawal Amount is shown on the Contract Data Page. It is the least amount that We will allow for a scheduled Withdrawal Amount at the frequency requested. All Systematic Withdrawal amounts will be taken from the Strategies on a pro rata basis. Monthly withdrawals must be made via electronic funds transfers.

DEATH BENEFIT PROVISIONS

Death of Owner Before the Annuity Commencement Date

We pay a Death Benefit before the Annuity Commencement Date if the Owner dies. If:

1.	the joint Owner is living, the joint Owner will become the Beneficiary. In this case, the rights of the designated Beneficiary are voided; or

2.	there is no surviving joint Owner, the designated Beneficiary will be the Beneficiary; or

3.	no Beneficiary designation is in effect or the designated Beneficiary has predeceased the Owner, the Owner’s estate shall be the Beneficiary.

Death Benefit Amount before the Annuity Commencement Date

The Death Benefit is the greater of the Contract Value or the Minimum Nonforfeiture Amount, determined as of two Valuation Days from the Valuation Day on which We receive Due Proof of Death and in Good Order payment instructions.  At that time and until distributed, the Death Benefit will receive interest as required by the state in which this Contract is delivered. In the event the Contract is continued by a surviving spouse as set forth below, the Contract Value will remain in the Strategy(ies) for the remainder of the Strategy Term under the terms of this Contract.

Death Benefit Options during the Accumulation Period

A Beneficiary must elect the Death Benefit to be paid under one of the options below (unless the Owner has previously made such election) in the event of the death of an Owner during the Accumulation Period. In addition, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Owner’s rights under the Contract. In this case the Contract will continue without payment on the death of the Owner, and will be determined as of the death of the surviving spouse.

Death of Owner On or After the Annuity Commencement Date

If the Owner dies after the Annuity Commencement Date, the Beneficiary will become the Owner.

Death of Annuitant Before, On or After the Annuity Commencement Date

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If an Annuitant who is not an Owner dies before the Annuity Commencement Date, the Owner becomes the Annuitant. The Owner may select a different Annuitant. Any new Annuitant designation will be subject to the Company’s underwriting rules then in effect. If the Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner. Upon the death of the Annuitant on or after the Annuity Commencement Date, the death benefit will be paid as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the time of the Annuitant’s death.

Calculation of The Death Benefit

We will determine the value of the Death Benefit as of two Valuation Days from the Valuation Day on which We receive Due Proof of Death and in Good Order payment instructions from at least one of the Beneficiaries and all information We need to process the claim. If the date of receipt of Due Proof of Death and in Good Order payment instructions falls on a non-Valuation Day, the amount will be computed as of two Valuation Days from the next Valuation Day.

The Death Benefit is not subject to the Withdrawal Charge or the Market Value Adjustment.

Settlement of the Death Benefit

The Death Benefit may be taken in one lump sum or under any of the settlement options then being offered by Us subject, however, to the Distribution Requirements below. The Beneficiary may elect any available settlement option, unless the Owner has designated the settlement option for that Beneficiary. The available settlement options include any of the Annuity Options under this Contract or any other options then being offered by Us.

When there is more than one Beneficiary, the Death Benefit will be calculated for each Beneficiary's share of the proceeds and paid or applied to a selected settlement option according to and upon each Beneficiary's instructions.

Distribution Requirements

If the Owner is a non-natural person, then the death of the Annuitant will be treated as the death of the Owner

If death occurs before the Annuity Commencement Date;

1.	The entire interest in the Contract must be distributed within five years after the date of death; or

2.	The beneficiary can elect to take life expectancy payments, not extending beyond their life expectancy, which must begin within one-year of the owner’s date of death. If the beneficiary is a trust, the life expectancy election must be based off the oldest primary beneficiary of the trust. This option is not available for any other type of non-person beneficiary.

If death occurs on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

If the Owner’s spouse becomes the Beneficiary by reason of the Owner’s death, that portion of the Contract for which the spouse is the Beneficiary will continue with the spouse as the Owner, unless the spouse elects to be paid a Death Benefit option. In the event the Contract is continued by a surviving spouse the Contract Value will remain in the Strategy(ies) for the remainder of the Strategy Term under the terms of this Contract. This right may be exercised only once during the term of the Contract.

IRA Contracts

Any remaining interest must be distributed within 10 years after death, unless the designated beneficiary is an eligible designated beneficiary. A designated beneficiary is generally any individual designated as a beneficiary by the IRA owner. An eligible designated beneficiary is any designated beneficiary who is either: (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an eligible designated beneficiary is determined on the date of your death.

A designated Beneficiary must distribute the entire interest in the Contract by December 31 of the 10th year after your date of death regardless of whether you die before your required beginning date or after that date (including after distributions have commenced in the form of an annuity).

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An eligible designated beneficiary can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence by December 31 of the year following the year of your death. If the eligible designated beneficiary is your minor child, the child will cease to be an eligible designated beneficiary on the date the child reaches the age of majority (age 18), and any remaining interest must be distributed within 10 years after that date.

If the Beneficiary is an eligible designated beneficiary and the eligible designated beneficiary dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the eligible designated beneficiary’s death.

If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule).

ANNUITY PROVISIONS

Annuity Commencement Date

The Annuity Commencement Date is shown on the Contract Data Page. You may change the date by notifying Us prior to the Annuity Commencement Date. The date cannot be deferred beyond the Contract Maturity Date without Our consent.

Election of Annuity Option

After the first Contract Anniversary You may elect by Written Request, any one of the Annuity Options described below or any annuity option then being offered by Us. The Annuity Option cannot be changed on or after the Annuity Commencement Date.

If You do not make an election, Annuity Payments will be made under Option 1 (Life Annuity with Cash Refund).

Some of the Annuity Options may not be available if this Contract is issued to qualify under Section 408 of the Internal Revenue Code. Annuity Option 3 (Life Annuity with 10 Years of Annuity Payments Guaranteed), Option 5 (Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed) and Option 6 (Guaranteed Payment Period) will be available only if the guaranteed payment period is not greater than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy will be computed under applicable Internal Revenue Service tables.

The Annuity Benefits at the time of their commencement will not be less than those that would be provided by the application of the Surrender Value to the purchase of a single premium immediate annuity contract at purchase rates offered by the Company at the time to the same class of annuitants.

Election of Annuity Payment Frequency

Annuity Payments will be made according to the Annuity Payment Frequency that You select. If You do not select a payment frequency, then Annuity Payments will be made quarterly.

Annuity Calculation Date

The Annuity Calculation Date will be no more than five Valuation days prior to the Annuity Commencement Date.

On the Annuity Calculation Date, the Surrender Value will be applied to the Annuity Option. The payment amount will be based on the greater of current rates or the guaranteed rates shown in the Annuity Tables section below.

Minimum Annuity Payment

The Annuity Payments must be at least equal to the Minimum Annuity Payment Amount shown on the Contract Data Page. If at any time, payments are less than the Minimum Annuity Payment Amount, We have the right to change the Annuity Payment Frequency to meet the minimum annuity payment requirements or to make an alternative arrangement with You.

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Annuity Options

You may elect any one of the Annuity Options described below or any other Annuity Option We offer at the time of annuitization.

Option 1 - Life Annuity with Cash Refund – We will make Annuity Payments during the lifetime of the Annuitant. If the sum of such Annuity Payments at the time of the Annuitant’s death does not equal or exceed the Contract Value, net of Premium Taxes, if applicable, as of the Annuity Commencement Date, We will pay Your Beneficiary the difference between the sum of those Annuity Payments and the Contract Value, net of Premium Taxes on the Annuity Commencement Date.

Option 2 – Life Annuity – We will make Annuity Payments during the lifetime of the annuitant. Annuity Payments will cease with the last payment due prior to the Annuitant’s death.

Option 3 – Life Annuity with 10 Years of Annuity Payments Guaranteed – We will make Annuity Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant’s death We have made Annuity Payments for less than 10 years, We will continue Annuity Payments for the remainder of the guaranteed period.

Option 4 – Joint and Last Survivor Annuity – We will make Annuity Payments during the lifetime of the Annuitant and the Joint Annuitant. Upon the death of either the Annuitant or Joint Annuitant, Annuity Payments will continue to be paid during the remaining lifetime of the survivor. Annuity Payments will cease with the final Annuity Payment due prior to the last survivor’s death.

Option 5 – Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed – We will make Annuity Payments as long as either the Annuitant or the Joint Annuitant is living. Annuity Payments will continue to be paid during the remaining lifetime of the survivor. If at the last death of the Annuitant and the Joint Annuitant, We have made less than 10 years of Annuity Payments, We will continue to make Annuity Payments for the remainder of the guaranteed period.

Option 6 – Guaranteed Payment Period Annuity – We will make Annuity Payments for a guaranteed payment period of 10 to 30 years. The payments do not depend on the Annuitant’s lifespan. If, at the death of the Annuitant, Annuity Payments have been made for less than the time period selected, We will continue Annuity Payments for the remainder of the guaranteed period.

For qualified Contracts, We agree to make payments for a specified time. The minimum period that You can select is 10 years. The maximum period that you can select is 30 years. If, at the death of the Annuitant, Annuity Payments have been made for less than the time period selected, an eligible designated beneficiary may elect to continue the remaining Annuity Payments. If the Beneficiary is not an eligible designated beneficiary, the remaining Annuity Payments must be taken within ten years from the date of death of the Annuitant, or the Beneficiary will receive the Commuted Value in one sum.

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ANNUITY TABLES

Description of Tables

The Annuity Tables show the minimum dollar amount of monthly Annuity Payments for each $1,000 applied under each of the Annuity Options. The Annuity Tables for all of the Annuity Options, excluding the Guaranteed Payment Period Annuity option, vary based on the modified age of the Annuitant(s). The modified age will equal the Annuitant’s Attained Age as of the Annuity Commencement Date less a specified number of years as follows:

Date of First Payment	Age Modification
Prior to 2025	0 years
2025 - 2034	1 years
2035 - 2044	2 years
2045 - 2054	3 years
2055 or later	Company Discretion

The mortality assumption for all of the Annuity Options, excluding the Guaranteed Payment Period Annuity option, is based on the Annuity 2000 Mortality Table projected forward using Improvement Table G, an annuitization year of 2020 and generational mortality improvement based on Improvement Table G for every projection year thereafter. The interest rate basis for all of the Annuity Options is 0.5%.

For modified ages, combinations of genders, Guaranteed Payment Periods, Annuity Payment Frequencies, and interest rates not shown in these tables, Annuity Payments will be calculated in a manner consistent with the values in these Annuity Tables.

Life Annuity with Cash Refund, Life Annuity and

Life Annuity with 10 Years of Annuity Payments Guaranteed

	Life Annuity with Cash Refund		Life Annuity		Life Annuity with 10 Years of Annuity Payments Guaranteed
Modified Age	Male	Female	Male	Female	Male	Female
65	$2.84	$2.71	$3.69	$3.28	$3.61	$3.25
66	$2.91	$2.78	$3.83	$3.40	$3.74	$3.36
67	$2.98	$2.85	$3.98	$3.52	$3.87	$3.47
68	$3.06	$2.93	$4.13	$3.65	$4.01	$3.60
69	$3.14	$3.00	$4.30	$3.79	$4.15	$3.73
70	$3.23	$3.09	$4.48	$3.95	$4.30	$3.86
71	$3.31	$3.17	$4.67	$4.11	$4.45	$4.01
72	$3.41	$3.26	$4.87	$4.29	$4.62	$4.17
73	$3.50	$3.36	$5.09	$4.48	$4.78	$4.33
74	$3.61	$3.46	$5.32	$4.69	$4.96	$4.50
75	$3.72	$3.56	$5.57	$4.91	$5.14	$4.68
76	$3.83	$3.68	$5.83	$5.15	$5.32	$4.87
77	$3.95	$3.79	$6.12	$5.41	$5.51	$5.07
78	$4.08	$3.92	$6.42	$5.69	$5.71	$5.28
79	$4.21	$4.05	$6.75	$5.99	$5.90	$5.49
80	$4.35	$4.19	$7.10	$6.32	$6.10	$5.70

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Joint and Last Survivor Annuity and

Joint and Last Survivor Annuity with 10 Years of Annuity Payments

Joint and Last Survivor Annuity

		Female Modified Age
		60	65	70	75
Male Modified Age	60	$2.47	$2.66	$2.81	$2.93
	65	$2.59	$2.85	$3.10	$3.31
	70	$2.67	$3.01	$3.36	$3.70
	75	$2.73	$3.12	$3.57	$4.07

Joint and Last Survivor Annuity with 10 Years of Annuity Payments

		Female Modified Age
		60	65	70	75
Male Modified Age	60	$2.47	$2.66	$2.81	$2.93
	65	$2.59	$2.85	$3.09	$3.30
	70	$2.67	$3.00	$3.35	$3.69
	75	$2.73	$3.11	$3.56	$4.04

Guaranteed Payment Period Annuity

Guaranteed Payment Period Annuity
10 Year	$8.54	17 Year	$5.11	24 Year	$3.68
11 Year	$7.78	18 Year	$4.83	25 Year	$3.54
12 Year	$7.15	19 Year	$4.59	26 Year	$3.41
13 Year	$6.61	20 Year	$4.37	27 Year	$3.29
14 Year	$6.16	21 Year	$4.17	28 Year	$3.18
15 Year	$5.76	22 Year	$3.99	29 Year	$3.08
16 Year	$5.41	23 Year	$3.83	30 Year	$2.99

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INDIVIDUAL SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY CONTRACT

Contract Issued By:

FORETHOUGHT LIFE INSURANCE COMPANY

[Indianapolis, IN]

[1-866-123-4567]

[www.globalatlantic.com]